CUSIP NO. 44980X 10 9	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IPG Photonics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44980X 10 9

(CUSIP Number)

Angelo P. Lopresti
IPG Photonics Corporation
50 Old Webster Road
Oxford, MA 01540
508-373-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44980X 10 9	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Massachusetts

	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,504,002

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,504,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) OO

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nikolai Platonov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 750

	8.	Shared Voting Power 16,504,002

	9.	Sole Dispositive Power 750

	10.	Shared Dispositive Power 16,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,504,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Angelo P. Lopresti, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power 101,645

	8.	Shared Voting Power 16,504,002

	9.	Sole Dispositive Power 101,645

	10.	Shared Dispositive Power 16,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,605,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 5 of 8

Introductory Note:

On December 17, 2010, Valentin P. Gapontsev, the founder, Chief Executive Officer and Chairman of IPG Photonics Corporation, a Delaware corporation (the “Issuer”), established The Valentin Gapontsev Trust II, an irrevocable trust (“Trust II”), for estate planning purposes.    On January 25, 2011, Dr. Gapontsev transferred to Trust II for estate planning purposes 1,000,000 shares of common stock, $.0001 par value per share, of the Issuer (“Common Stock”) owned by Dr. Gapontsev.

After the transfers to Trust II, Dr. Gapontsev continues to beneficially own, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), 9,556,933 shares of Common Stock of the Issuer or 20.4% of the Issuer’s outstanding shares, comprised of 2,052,931 shares of Common Stock owned of record by Dr. Gapontsev and 7,504,002 shares of Common Stock owned of record by IP Fibre Devices (UK) Ltd. (“IPFD”), of which Dr. Gapontsev is the sole managing director.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed by the Reporting Persons on December 21, 2010 (as amended, the “Schedule 13D”). This Amendment No. 1 to Schedule 13D relates to the acquisition of 1,000,000 shares of Common Stock owned of record by Trust II.  Except as expressly set forth herein, there have been no changes in the information set forth in the initial Schedule 13D filed on December 21, 2010.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

The shares of Common Stock beneficially owned by the Nikolai Platonov and Angelo P. Lopresti, by virtue of their positions as trustees of Trust II, were acquired by such Reporting Persons in connection with (a) the purchase of 900,000 shares of Common Stock by Trust II from Dr. Gapontsev and (b) the gift of 100,000 shares of Common Stock to Trust II by Dr. Gapontsev.    The funds to purchase the 900,000 shares of Common Stock were borrowed by Trust II from Dr. Gapontsev. The borrowed funds are represented by an unsecured promissory note. No consideration was paid for the shares of Common Stock acquired by Trust II by gift from Dr. Gapontsev.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On December 17, 2010, in connection with an estate planning transaction, Dr. Gapontsev, the founder, Chief Executive Officer and Chairman of the Issuer, established Trust II.  The trustees of Trust II are the individual Reporting Persons named in Item 2 of this Schedule 13D and Eugene Scherbakov, a director and executive officer of the Issuer.  Trust II was funded on January 25, 2011 with shares of the Issuer.  The corpus of Trust II consists of 1,000,000 shares of the Issuer, 900,000 of which were sold to Trust II for a total appraised price $26,280,349, and 100,000 of which were given to Trust II as a gift without consideration.

The acquisition of the shares of Common Stock by Trust II and its trustees were made for investment purposes.

Trust II and its trustees may purchase additional shares of the Issuer’s Common Stock or similar securities from time to time, either in brokerage transactions or in privately negotiated transactions. Any decision by any of the trustees, for their own account or on behalf of Trust II, to increase their respective holdings of the Issuer’s Common Stock will depend on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions.  Trust II also may acquire beneficial ownership of additional shares of Common Stock from time to time in connection with any future gifts by Dr. Gapontsev.

Trust II and its trustees also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their shares of Common Stock depending on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions, as well as liquidity, estate planning and diversification objectives.  In addition, Trust II and its trustees may make gifts of Common Stock from time to time.

Trust II and its trustees intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Issuer’s Common Stock. In addition, each of the trustees is an officer or employee of the Issuer or an affiliate or subsidiary of the Issuer, and may, in connection with their duties and responsibilities to the Issuer, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the initial Schedule 13D.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

Item 7.	Material to Be Filed as Exhibits

10.1	Promissory Note, dated January 25, 2011, by The Valentin Gapontsev Trust II

CUSIP NO. 44980X 10 9	Page 6 of 8

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 27th day of January, 2011.

THE VALENTIN GAPONTSEV TRUST I

By: /s/ Angelo P. Lopresti
 Angelo P. Lopresti
 Trustee

By: /s/ Nikolai Platonov
 Nikolai Platonov
 Trustee

ANGELO P. LOPRESTI

/s/ Angelo P. Lopresti

NIKOLAI PLATONOV

/s/ Nikolai Platonov

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Exhibits

10.1	Promissory Note, dated January 25, 2011, by The Valentin Gapontsev Trust II

CUSIP NO. 44980X 10 9	Page 8 of 8

EXHIBIT 10.1
PROMISSORY NOTE

$26,280,349.20 Oxford, Massachusetts

 January 25, 2011

FOR VALUE RECEIVED,  Eugene Scherbakov, Nikolai Platonov, and Angelo P. Lopresti, as Trustees of THE VALENTIN GAPONTSEV TRUST II,  a trust created by trust indenture dated December 17, 2010, and not individually or in any other capacity (the "Maker") hereby promise to pay to the order of Valentin P. Gapontsev, of Worcester, Massachusetts  (the “Holder”) on the 9th anniversary of this Note the principal sum of Twenty-Six Million Two Hundred Eighty Thousand Three Hundred Forty-Nine and 20/100 Dollars ($26,280,349.20) (or so much thereof as shall not have been prepaid) and to pay interest on the entire unpaid balance hereof on each anniversary of this Note at the rate of  one and ninety-five one hundredths percent (1.95%) per annum.  Said principal and interest payments shall be paid, in cash, by wire transfer or by check, at such address or to such bank account as Holder shall designate in writing.

This Note may be prepaid at any time and from time to time, in whole or in part, at the option of the undersigned, with interest accrued on the amount to be prepaid, without premium or penalty.  Any amount of principal or interest not paid when due shall bear interest from the date when due until paid.

This Note shall become immediately due and payable without demand or notice if (1) any court of competent jurisdiction shall enter a decree or order not vacated or stayed within sixty (60) days from the date of entry (a) appointing a receiver of the Maker or (b) approving a petition for the adjudication of the Maker as a bankrupt or insolvent or (2) the Maker shall itself file any such petition or take or consent to any other action seeking any such judicial order or shall make an assignment for the benefit of its creditors or shall admit in writing its inability to pay its debts generally as they become due or (3) the Maker shall fail to pay any installment of interest within (30) days after receipt of notice of demand for payment.  Any delay or failure to enforce any of these provisions shall not waive or change any of the Holder’s rights in enforcing the same.

In the event of the default in the payment of this Note, the Maker hereby promises to pay all costs, charges and expenses, including reasonable attorney’s fees, incurred by the Holder.

This Note shall be binding upon Maker and their legal representatives, successors and assigns, and shall inure to the benefit of Holder and his legal representatives, heirs and assigns.  Notwithstanding the foregoing, the Maker is entering into this Note solely in their capacity as Trustees and not individually or in any other capacity and this Note is without recourse under any circumstances to the personal or corporate assets of any Trustee.

  This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without giving effect to its principles of conflicts of law.  The Maker hereby consents to service of process, and to be sued, in the Commonwealth of Massachusetts and consents to the jurisdiction of the courts of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts, for the purpose of any suit, action, or other proceeding arising hereunder, and expressly waives any and all objections they may have to venue in any such courts.

MAKER:

THE VALENTIN GAPONTSEV TRUST II

_____________________________________________
EUGENE SCHERBAKOV, as Trustee and not individually or in any other capacity

_____________________________________________
NIKOLAI PLATONOV, as Trustee and not individually or
in any other capacity

_____________________________________________
ANGELO P. LOPRESTI, as Trustee and not individually or in any other capacity